COSÌ, INC. 294 Washington Street, Ste. 510 Boston, MA 02108 Main Tel: (857) 415-5000 Website: www.getcosi.com

May 29, 2015

CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Cosi, Inc. (NASDAQ: COSI) Registration Statement on Form S-1 File No. 333-204135

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cosi, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-204135), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on June 2, 2015, or as soon as practicable thereafter. There were no underwriters of the issuance of the securities being registered in connection with this request for acceleration.

The Registrant hereby authorizes Vicki Baue, Esq., General Counsel of Cosi, Inc., or William Mills, Esq., of Cadwalader, Wickersham & Taft LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)  the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, COSI, INC. /s/Vicki Baue Vicki Baue, Vice President & General Counsel, CCO

cc: William Mills, Esq.